CRYZEN LLC

Balance Sheet
Cryzen LLC
As of Sept 30, 2018

ASSETS

Current Assets		
Business Advantage Chk - 2839	$	45,678.24
Total Current Assets		**45,678.24**
TOTAL ASSETS		**45,678.24**

LIABILITIES

Current Liabilities	
Software and Subscription Payable	29.99
Salaries and Wages Payable	5,729.00
Bank Fees Payable	75.00
TOTAL LIABILITIES	**5,833.99**

CAPITAL

Capital	
Capital Contribution	238,967.90
Total Capital	**238,967.90**
Net Income/Loss	**(199,123.65)**
TOTAL CAPITAL	**39,844.25**

TOTAL LIABILITIES AND CAPITAL	$	**45,678.24**

CRYZEN LLC

Income Statement
Cryzen LLC
for the period from Mar 19 2018 to Sept 30 2018

REVENUE

TOTAL REVENUE	$ -

EXPENSES

Expenses

Bank Fees	1,217.44
Business Entertainment	244.97
Business Meals	3,271.22
Business Travel	3,065.36
Cloud Services - AWS	2,475.54
Conference / Event Tickets	2,594.49
Equipment Rental	531.65
Lodging	9,753.66
Salaries and Wages	172,741.33
Software and Subscription	3,227.99
Total Expenses	**199,123.65**
TOTAL EXPENSES	199,123.65
NET INCOME/LOSS	$ (199,123.65)

CRYZEN LLC

Statement of Cash Flows
Cryzen LLC
for the period ended Sept 30, 2018

Cash Flows from Operations:

Net Income	$	(199,123.65)
Increase in software payable		29.99
Increase in salaries and wages payable		5,729.00
Increase in bank fees payable		75.00
Cash Flow from Operations:		**(193,289.66)**
Cash flow from Investments:		-
Cash flow from Financing:		
Cash increase from Capital Contributions		238,967.90
Cash flow from Financing:		**238,967.90**
Net increase in cash:		45,678.24
Cash at the beginning of the period		-
Cash at Sept 30, 2018	$	**45,678.24**